Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES CLOSING OF PUBLIC OFFERING OF 56,250,000 COMMON SHARES

ATHENS, Greece, May 18, 2015 – Star Bulk Carriers Corp. (NASDAQ:SBLK) (“Star Bulk” or “Company”) announced today the closing of its previously announced public offering of 56,250,000 common shares (the “Shares”), at a price of $3.20 per share. The aggregate proceeds to Star Bulk, net of placement agent fees and offering expenses, were approximately $176.0 million. Star Bulk intends to use the net proceeds for general corporate purposes. These general corporate purposes may include, among others things, additions to Star Bulk’s working capital, capital expenditures (which includes payments under Star Bulk’s newbuilding program), repayment of debt or the financing of possible acquisitions and investments.

Oaktree Capital Management, L.P. (“Oaktree”), advisory clients of Monarch Alternative Capital LP (“Monarch”) and entities affiliated with the family of Mr. Petros Pappas, our Chief Executive Officer (the “Pappas Affiliates”), which are some of Star Bulk’s significant shareholders, purchased approximately 21,562,500 of the common shares in this offering. On an as-adjusted basis, giving effect to this offering and assuming all 29,917,312 common shares comprising the share consideration issued to Excel Maritime Carriers Ltd. (“Excel”), pursuant to the vessel purchase agreement previously announced in August 2014, are distributed by Excel to its equity holders, each of Oaktree, Monarch and the Pappas Affiliates would beneficially own approximately 52.5%, 5.2 % and 5.8%, respectively, of our outstanding common shares.

Clarksons Platou Securities and DVB Capital Markets acted as book-running managers for the offering. ABN AMRO, BNP PARIBAS, Credit Agricole CIB and SEB acted as co-managers.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Clarksons Platou Securities, Inc. Attention: Raquel Lucas, 410 Park Avenue, Suite 710, New York, NY 10022, or office@platou.com, or by calling toll-free 1-855 864 2265.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein and there shall not be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the common stock was filed with the U.S. Securities and Exchange Commission and is effective.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 97 vessels, with an aggregate capacity of 11.3 million dwt, consisting of Newcastlemax, Capesize, Kamsarmax, Panamax, Post Panamax, Ultramax, Supramax and Handymax vessels with carrying capacities between 45,588 dwt and 209,000 dwt. Our fleet currently includes 70 operating vessels and 27 newbuilding vessels under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Cautionary Note Regarding Forward Looking Statements:

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Star Bulk desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by Star Bulk’s management of historical operating trends, data contained in its records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Star Bulk’s control, Star Bulk cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in Star Bulk’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel market values and appraised values, the strength of world economies, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contact Information

Star Bulk:	Investor Relations/Financial Media:
Simos Spyrou and Christos Begleris Co-CFOs Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Ag. Konstantinou Av. Maroussi 15124 Athens Greece www.starbulk.com	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel/ (212) 661-7566 E-mail: starbulk@capitallink.com www.capitallink.com